Exhibit 15

Statement of Clinton Group, Inc. Regarding Misstatements in
Porter Bancorp, Inc.’s Third Quarter Form 10-Q dated November 14, 2014

New York, NY:  Clinton Group, Inc. today released a statement in response to the Third Quarter Form 10-Q filed by Porter Bancorp, Inc. on November 14, 2014.

In its Form 10-Q, Porter Bancorp discussed the lawsuit filed in December 2012 by investor SBAV against Porter Bancorp, former Chairman J. Chester Porter, and former President and CEO Maria Bouvette. The complaint alleges violations of the Kentucky Securities Act and negligent misrepresentation against all named defendants, and breach of contract against Porter Bancorp. In March 2014, the court denied Porter Bancorp, Porter and Bouvette’s motion to dismiss the claims against them.

On April 21, Porter Bancorp filed a third-party complaint for contribution against SBAV's investment adviser, Clinton Group, Inc. On September 16, 2014, the court dismissed Porter Bancorp’s complaint. In its 10-Q, Porter Bancorp said that in so doing, the court “held that Clinton's errors in conducting due diligence may lessen any recovery available to SBAV."

Porter Bancorp’s statement inaccurately suggests the court held that Clinton committed errors in conducting due diligence on SBAV’s investment in Porter Bancorp. The court did not so hold.  In fact, the court held that only “if proven” would Clinton's alleged mistakes “lessen any recovery to which SBAV may be entitled,” and that the court “cannot agree with [PBIB’s reading of the law], which accords neither with the fundamental policy goals at the securities laws' core nor with common sense." As a result, the Court dismissed Porter Bancorp’s claims against Clinton Group in their entirety.

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